15202 Graham Street, Huntington Beach, CA 92649

November 8, 2013

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Quiksilver, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2012
Filed January 10, 2013
File No. 001-14229

Dear Ms. Jenkins:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated October 17, 2013 (the “SEC Comment Letter”) regarding the above-referenced filing of Quiksilver, Inc. (the “Company”). The numbered responses set forth below correspond with the comments contained in the SEC Comment Letter.

Form 10-K for the Fiscal Year Ended October 31, 2012

Note 1 – Significant Accounting Policies, page 51

Goodwill and Intangible Assets, page 52

SEC Comment

1.	On page 35 you disclose that you perform a two-step goodwill impairment test on three reporting units: the Americas, APAC and EMEA. We note that these reporting units coincide with the reportable segments you disclose in Note 14. ASC 350-20-35-1 requires goodwill to be tested for impairment at the reporting unit level which is defined as the operating segment or one level below at the component level. Please tell us in detail how you determined these three reporting units in accordance with FASB ASC paragraphs 350-20-35-33 through 35-38. In doing so:

•	Tell us how you have defined and identified components and operating segments within your organizational structure in accordance with FASB ASC 280-10-50-1;

•	Tell us how you define your reporting units for purposes of your goodwill impairment testing, specifically addressing your considerations of FASB ASC paragraphs 350-20-35-33 through 38; and

•	To the extent you aggregate components into a reporting unit, tell us how the components satisfy the aggregation criteria in FASB ASC 280-10-50-11.

Company Response

In accordance with FASB ASC 280-10-50-1, we define our operating segments as those components within the entity that engage in business activities and have discrete financial information available that is regularly reviewed by our chief operating decision maker (our Chief Executive Officer). Based on this definition, we identified our business activities within each of three geographic regions, the Americas, EMEA, and APAC, as operating segments. Each of these three regions has a regional president (i.e., segment manager) who is responsible for the management of business within the region and who reports directly to our Chief Executive Officer. Our monthly internal management reporting package that is reviewed by our Chief Executive Officer is also organized regionally, consistent with the management structure of our business.

We further identified components within each of these regional operating segments related to our wholesale business, our retail business, and our e-commerce business. While these components also meet the definition of operating segments, we have applied the provisions of FASB ASC 280-10-50-8, which states that “if the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 apply to more than one set of components of a public entity but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.” Our segment managers (regional presidents) are held responsible for the business results of their respective regions as a whole and are not compensated based on the separate results of any one of their component wholesale, retail, or e-commerce businesses. As of October 31, 2012, we did not have personnel responsible for our global wholesale, retail or e-commerce businesses.

We also note that we have identified our Corporate Operations component as an operating segment as it meets the definition within FASB ASC 280-10-50-1. However, the Corporate Operations operating segment does not have any goodwill associated with it and, therefore, has not been included in our goodwill related disclosures.

In accordance with FASB ASC 350-20-35-33, we have defined our reporting units as those components within our operating segments that constitute a business and have discrete financial information available that is regularly reviewed by segment management. Based on this definition, we identified our wholesale business, our retail business, and our e-commerce business within each of our three geographic regions as reporting units. However, we have further applied the guidance within FASB ASC 350-20-35-35, which states that “two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics.” FASB ASC 350-20-35-36 continues, “[a]n operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.” We have concluded that the wholesale, retail and e-commerce components within each region are similar and, therefore, we have determined that our operating segments are also our reporting units.

We determined the criteria for aggregation of the components of the operating segments was met by applying the guidance within FASB ASC 280-10-50-11 as well as FASB ASC 350-20-55. FASB ASC 280-10-50-11 states that components should be similar in their economic characteristics as well as their products, production processes, types or classes of customers, distribution methods, and regulatory environments (if applicable). For the consideration of similar economic characteristics, we have applied FASB ASC 350-20-55-6, which states,

“[e]valuating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.” From a qualitative perspective, the component businesses within a geographic region are very similar from the manner in which they are operated, to their inputs, processes, products, and external market conditions. At its core, our business is selling apparel and related products based on our brands. All of our component businesses sell the same brands and products to the same type of end consumer. Whether our products are distributed through wholesale customers or directly to consumers, the success of our business is largely dependent upon the strength of our brands.

Our conclusions are further supported by FASB ASC 350-20-55-7, which states, “In determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include but are not limited to, the following:

a. The manner in which an entity operates its business or nonprofit activity and the nature of those operations.

b. Whether goodwill is recoverable from the separate operations of each component business (or nonprofit activity) or from two or more component businesses (or nonprofit activities) working in concert (which might be the case if the components are economically interdependent).

c. The extent to which the component businesses (or nonprofit activities) share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms.

d. Whether the components support and benefit from common research and development projects.

The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or nonprofit activity or it may be economically similar to those other components.”

Our component businesses are virtually identical in the manner in which they operate and in the nature of those operations (selling apparel and related products based on our brands). Goodwill is recoverable from the component businesses working in concert. We design and develop our retail stores and our e-commerce websites to communicate our brand messaging and to try to inspire consumers to yearn for the casual lifestyle that our brands and products represent. Our wholesale business is supported by the brand messaging and direct consumer contact achieved through our retail and e-commerce platforms.

Additionally, our components are economically interdependent, share assets and other resources and are supported by common research and development projects. Our products are designed and developed for all of our components together, in many cases they are shipped and stored together and we have transfer pricing arrangements between the components. Any new product innovations or patents that we develop will benefit all components as the new products would be sold by each component.

Based on the above analysis, it is our judgment that our components have satisfied the aggregation criteria set forth by the applicable accounting guidance.

Note 6 – Intangible Assets and Goodwill, page 56

SEC Comment

2.	Please disclose in future filings the changes in the carrying amount of your goodwill for each period presented in compliance with FASB ASC paragraphs 350-20-50-1. Please also provide a draft of your proposed disclosure in your response.

Company Response

In future filings, we will disclose changes in the carrying amount of our goodwill for each period presented in compliance with ASC 350-20-50-1. A draft of our proposed disclosure as it would have been presented for our fiscal year ended October 31, 2012 is provided below.

	Americas	EMEA	APAC	Consolidated
Goodwill	$80,451	$356,755	$131,282	$568,488
Accumulated Impairment Losses	(5,400)	(175,200)	(55,400)	(236,000)

Net Goodwill at November 1, 2010	$75,051	$181,555	$75,882	$332,488

Acquisitions	767	5,051	—	5,818
Impairments	—	—	(74,145)	(74,145)
Foreign Currency Translation	230	(272)	4,470	4,428

Goodwill at October 31, 2011	81,448	361,534	135,752	578,734
Accumulated Impairment Losses at October 31, 2011	(5,400)	(175,200)	(129,545)	(310,145)

Net Goodwill at October 31, 2011	$76,048	$186,334	$6,207	$268,589

Acquisitions	—	16,291	—	16,291
Impairments	—	—	—	—
Foreign Currency Translation	(74)	(11,639)	—	(11,713)

Goodwill at October 31, 2012	81,374	366,186	135,752	583,312
Accumulated Impairment Losses at October 31, 2012	(5,400)	(175,200)	(129,545)	(310,145)

Net Goodwill at October 31, 2012	$75,974	$190,986	$6,207	$273,167

Note 7 – Lines of Credit and Long-term Debt, page 57

SEC Comment

3.	We note you disclose that your Senior Notes and European Senior Notes include covenants that limit the Company’s ability to cause its restricted subsidiaries to pay dividends or make other payments to the Company. Please tell us if the restricted net assets of the applicable restricted entities exceed 25% of consolidated net assets as of October 31, 2012. If so please tell us how you have complied with the requirement to provide the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.

Company Response

We note the Staff’s comment and advise that the indentures governing the Senior Notes and the European Senior Notes do not restrict our subsidiaries’ ability to pay dividends or make other payments to us. The covenants restrict the Company’s ability to limit such payments, making the flow of funds back to the Company easier, rather than more difficult. We also note that the Senior Notes were redeemed in August 2013 and, as a result, there are no longer any related covenants applicable to the Company. However, in fiscal 2013 we issued U.S. Senior Notes and U.S. Senior Secured Notes with indentures governing such notes which include covenants similar to those of the redeemed Senior Notes. To clarify the language in Note 7, our future filings will be revised to include the following disclosures:

U.S. Senior Notes

The U.S. Senior Notes indenture includes covenants that limit the Company’s ability to, among other things:…impose limitations on the ability of its restricted subsidiaries to pay dividends or make other payments to the Company…

U.S. Senior Secured Notes

The U.S. Senior Secured Notes indenture includes covenants that limit the Company’s ability to, among other things:…impose limitations on the ability of its restricted subsidiaries to pay dividends or make other payments to the Company…

European Senior Notes

The European Senior Notes indenture includes covenants that limit the Company’s ability to, among other things:…impose limitations on the ability of its restricted subsidiaries to pay dividends or make other payments to the Company…

With such clarification, the disclosures specified in Rule 4-08(e)(3)(i) and (ii) of Regulation S-X would not be required as a result of the covenant described above. As of October 31, 2012, the restricted net assets of our consolidated and unconsolidated subsidiaries did not exceed 25% of our consolidated net assets.

SEC Comment

4.	We note that you present your interest expense on a net basis in the statement of operations. Please tell us if you disclose the components on a gross basis or confirm that you will do so in future filings. See Rule 5-03(b)(9) of Regulation S-X.

Company Response

We report interest expense on a net basis due to the immateriality of interest income to our results of operations. Interest income was approximately $1 million per year for all periods presented. If interest income becomes a material component of our results of operations in the future, we confirm that we will present interest income separately from interest expense.

Note 11 – Accumulated Other Comprehensive Income, page 64

SEC Comment

5.	The table on page 69 presents reclassifications from accumulated OCI into income however the cash flow hedges in this table provide no reclassifications. Please tell us how you have satisfied the requirement to present, either on the face of the financial statements or separately in the notes, the changes in the balances of each component of accumulated other comprehensive income. See ASC 220-10-45-14A. If you have not provided the information please tell us how you intend to comply in your future annual and interim filings.

Company Response

We believe we have appropriately complied with ASC 220-10-45-14A. In Note 11, we have presented the fiscal year-end balances of each component of accumulated other comprehensive income. The changes in these balances from fiscal 2011 to fiscal 2012 reconciles with the components of “Other comprehensive (loss)/income” presented in our consolidated statement of comprehensive income/(loss). The table on page 69, within Note 15, presents the statement of operations and statement of comprehensive income/(loss) impact of our cash flow hedges, including the amounts reclassified from accumulated OCI into the various statement of operations line items. We acknowledge that the presentation of the required information can be enhanced and we intend to modify the disclosure in future filings by presenting all the required information within a single footnote. A draft of our proposed enhanced presentation, as it applies to fiscal 2012, is provided below.

Note 11 — Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income include changes in fair value of derivative instruments qualifying as cash flow hedges and foreign currency translation adjustments. The components of accumulated other comprehensive income, net of tax, are as follows:

In thousands	Derivative Instruments	Foreign Currency Adjustments	Total
Balance October 31, 2011	$(8,103)	$124,230	$116,127
Net gains reclassified to COGS	(929)	—	(929)
Net losses reclassified to foreign currency gain	1,031	—	1,031
Changes in fair value, net of tax	13,757	(43,574)	(29,817)

Balance, October 31, 2012	$5,756	$80,656	$86,412

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if there is any additional information we can provide to assist the Staff in resolving these comments. Please feel free to call me at (714) 889-6007 or e-mail me at Richard.Shields@quiksilver.com.

Sincerely,

QUIKSILVER, INC.

/s/ Richard Shields
Richard Shields
Chief Financial Officer
cc:	Andrew P. Mooney, Chief Executive Officer
Brian McAllister, Securities and Exchange Commission
Craig Arakawa, Securities and Exchange Commission
Paul Rowe, O’Neil LLP
Charles Exon, Executive Vice President, Chief Administrative Officer, General Counsel and Secretary
Michael Henry, Vice President, Worldwide Controller